Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

VERIZON

TELECONFERENCE CALL

UPDATE ON ACQUISITION OF MCI

TUESDAY, MAY 24, 2005

3:10 P.M.

WITH

TOM TAUKE, SENIOR VICE PRESIDENT,

PUBLIC POLICY AND EXTERNAL AFFAIRS, VERIZON

MICHAEL GLOVER, SENIOR VICE PRESIDENT

AND DEPUTY GENERAL COUNSEL, VERIZON

SUSANNE GUYER, SENIOR VICE PRESIDENT,

FEDERAL REGULATORY AFFAIRS, VERIZON

JIM LEWIS, SENIOR VICE PRESIDENT,

POLICY AND PLANNING, MCI

RICK WHITT, VICE PRESIDENT,

FEDERAL LAW AND POLICY, MCI.

DAVID FISH, EXECUTIVE DIRECTOR,

MEDIA RELATIONS, VERIZON

Transcript by:

Federal News Service

Washington, D.C.

OPERATOR: (In progress) – all participants have been placed on listen only mode and the floor will be open for questions following the presentation. If at any point, you have a question, you may press star 1 on your touchtone phones at any time.

It is now my pleasure to turn the floor over to your host, David Fish. Sir, the floor is yours.

DAVID FISH: Thank you. Thanks for all of you for coming. In addition to the people here, we have got AP, Dow, The Washington Post, Communications Daily, and the L.A. Times on the phone. Thanks, all of you for joining. I think everyone here knows Tom Tauke from our past briefings. And you probably know the other participants, too. With Tom is Jim Lewis, who is senior vice president of policy and planning at MCI; and Rick Whitt who is vice president of federal law and policy. And from Verizon, with Tom, we have Mike Glover, who is senior vice president and deputy general council; and Susanne Guyer, who is senior vice president of federal regulatory affairs.

Tom will start off. Jim will speak next – I’m sorry. Mike Glover will speak next and then Jim Lewis, followed by questions. Thanks for joining us.

TOM TAUKE: Okay, David. Thank you, everybody. This is fairly informal but I’ll make some opening comments and then Mike and Jim will follow up, and Rick and Susanne are – they really know this stuff but – well, not to say Jim and Mike don’t – (laughter) – but they are here to help answer any questions that any of you might have.

The occasion that brings us together – the filing today and the reply comments, and the FCC proceeding relating to the MCI-Verizon transaction. And we wanted to give you an overview of the comments that we are filing today – the reply comments that we are filing, which believe lays out the case very well for the public interest case for this transaction.

Stepping back a moment, I think it is fair to say that over the last several years, the world of communications has changed. No longer do we have the stovepipe of long-distance and local – instead long-distance and local have become integrated. No longer do we have wireless and wireline totally separate in the world but wireless and wireline have become integrated and wireless has been taking a good chunk of what has been the traditional wireline business.

We have cable companies in telephony and we have telephony companies offering video services. We no longer need a network. Many companies who offer voice services – many companies are offering voice services without networks and at the same time, we have many more networks being deployed than ever before.

So the bottom line is that a lot of things have changed in the world and the whole communications business is evolving. This transaction between MCI and Verizon is part of that ongoing evolution of the telecommunications industry.

Just a couple of kind of overarching points that I would like to make. The first is is that this transaction is a transaction that is complementary. Verizon’s assets complement MCI’s and MCI’s complement Verizon’s; we have very few overlapping assets. Similarly, we have very few areas of focus that are overlapping; instead the two companies are focused on different parts of the market. MCI has been strong in the enterprise marketplace and in the Internet backbone marketplace. Verizon on the other hand has been strong in the mass market and on the wireline side and on the wireless market. As a result, when these two companies come together, we will have the ability to bring together companies with complementary assets and complementary customer bases.

It’s really all about the customers in the end. The customers, I think, as a result of this combination of assets are going to have better service; they will have different kinds of services than they have today, and this new entity will be able to make the investment in the networks and in the services – the new services that will provide a better experience for all of the customers.

On a general basis, I think we are pleased with the progress we have been making toward approval of this transaction. We have been moving along at the Department of Justice, at the FCC and in the states, and I believe that we will be able to complete the processes for approval by the end of this year and therefore be able to bring the companies together and begin to deliver a better quality of service and new services to customers beginning in 2006.

Let’s get a little bit deeper into the comments we have been – we filed today. Mike, why don’t you give us an outline of some of those comments?

MIKE GLOVER: As Tom, I think, has summarized very nicely, we do see some very significant benefits to the transaction both for the companies and for our customers. Tom has given you a snapshot of what we see those benefits to be. Those are obviously laid out in our filings for the FCC as well.

In response to our opening filing at the FCC, parties haven’t really taken significant issue with the types of benefits Tom has described, Instead, they focused more on arguing that there would be some harm to competition in various segments of the market if the two companies were to combine. So the filing today focuses principally on addressing those comments.

And just for purposes of thinking about it, I guess we can break it down into three segments of the market that the commentors have focused on and then I’ll briefly describe what we have to say about each – the first of those is the enterprise-business segment; the second is the Internet space; and the third is the mass market.

If we take them one at a time, in the Enterprise business segment of the market, as Tom says, it is a good example of a place that companies have had very different focuses historically. MCI has been a major player with respect to large Enterprise customers; Verizon has not been; Verizon has been trying to break into the enterprise business, but has been focusing on regional accounts that tend to be different than the ones focused on by MCI.

The result of that is that in the enterprise space when we combine the two companies based on the analyses that we have put together, it looks like the combined company would have a share of the Enterprise business on the order of about 16 percent. Now, different analysts estimate the numbers slightly differently depending upon how they look at the market and some of the analysts that we have looked at have estimated that the combined company would have a market share a few points higher, perhaps 22 percent. So regardless of how you slice it, it looks like from the analyses we have done that the combined share of the two companies would be in the range of 16 to 22 percent — obviously still a minority player in the business but one that is able to compete and compete, we hope, fairly aggressively.

In terms of who the other kinds of competitors are in the enterprise market, it probably bears taking a minute to describe a little bit what the nature of the market is. First, when you’re talking about the enterprise customers, particularly at the top end of the market, you’re talking about customers who are buying services on a nationwide basis, often on a global basis, and who are buying very sophisticated packages of services that tend to be put together by a number of different competitors in the marketplace.

So you see traditional domestic carriers like AT&T, Sprint, Qwest, XO, Level 3 competing for these customers, but you also see global telecommunications carriers competing for companies – like British Telecom, Deutsch Telecom, et cetera. For example BT recently won I think it was a $3 billion contract to serve Reuters both throughout this country and around the globe.

You also see systems integrators competing because they too can put together the packages of services to compete for these customers on a nationwide basis. So you see companies like IBM, EDS, and particularly in the government space, companies like Lockheed-Martin and Northrop-Grumman, competing as well. And, again, for one recent Treasury contract, for example — a billion-dollar contract where the incumbent provider was Northrop-Grumman and the competing carriers include the likes of AT&T and Qwest, and Level 3, and others.

The other thing, though, that we see happening is, as Tom described, is equipment manufacturers breaking into the market. Some of the functions of equipment today displace what used to be provided by network carriers, and applications providers, likewise provide software features that substitute for things that likewise used to be provided by network providers. So you also see competitors like Nortel and Microsoft competing aggressively for the big business customers to provide IP-based services and other things.

So there is a range of very large, very significant competitors who play in this space and play equally as significantly as our companies. Given the shape of the market, from our perspective we see no plausible claim that the market could devolve into what some other companies have described as a duopoly, where it would be competition between combined MCI-Verizon and combined SBC-AT&T. And the notion that we could somehow drive all of these other competitors out of the market and take it over seems to us to be, at best, far-fetched.

I guess the other point I would make is that one of the principle reasons for this transaction, to begin with, is to allow us to compete on a nationwide basis in the enterprise business. So, given that that is one of the driving considerations for the transaction to begin with, it just doesn’t seem credible to suggest that we would stop competing with AT&T across the country as we do today or just stop competing with SBC, as we do today.

Likewise, with respect to overlapping facilities, there obviously are some places where MCI has deployed fiber facilities in Verizon service areas. But not surprisingly, MCI has focused the deployment on areas where there are concentrations of business customers, the same kinds of places where other carriers have focused their deployment as well. The result of that is that in the 39 separate areas where MCI has competing fiber facilities we see a number of carriers who likewise have competing fiber – a total of 90 carriers in all and on average six competing providers in each of the areas where there is an overlap. The only place where we don’t see an overlap – incidentally, the one instance out of the 39 is in Carbondale, Illinois, where the two companies have overlapping fiber in only one wire center, and in every other place there are competing fiber providers present.

The second segment of the market that is worth spending a minute on is the Internet space. Given the competitive situation in the market today, we think there is simply no credible claim that this transaction will in any way, shape or form, harm competition for Internet backbone services. As Jim can probably talk a little bit about, the market has changed substantially in recent years, as has the rest of the telecommunications industry. MCI obviously has an important presence in the Internet backbone. That’s one of the reasons this transaction makes sense for us. But Verizon does not. Verizon has an Internet backbone, but it is a very small player.

The result of that is that the combined company would have, after the merger, less than 10 percent of the Internet traffic that’s carried on Internet backbones in North America – obviously a small fraction of the market. Even after the merger, the combined company would still be in fourth place out of seven comparable or larger backbone providers in the country. And the competitors include other major providers such as AT&T, Sprint, Level 3, Qwest, Savvis and AOL. And in fact, carriers other than those seven carry about 35 percent of the traffic that goes over the Internet in North America. So there are obviously a number of additional providers beyond even those seven.

Given all of that, we simply don’t see any plausible argument that the transaction will create two mega-peers that would fail to compete with one another. If the companies, in any way, shape or form, tried to disadvantage a competitor, then the customers would simply switch to another backbone provider.

Finally, in the mass market, as Tom said, the times, they are a changing. Mass-market competition today comes from a number of intermodal providers. You folks know who they are. Cable companies are aggressively rolling out voice telephone services. They already offer voice telephony to about 40 percent of the homes nationwide. In the Verizon service area alone, they offer voice telephone service to 23 million homes.

And as you likely know from seeing some of their first-quarter reports, they’re competing aggressively. Time-Warner had 150,000 net adds in the first quarter. Cox had 110,000 adds. Cablevision had 92,000 adds just in the Verizon service area – obviously growing quickly.

Likewise, wireless companies are increasingly competing both for lines and for minutes. At present, wireless carriers have displaced 7 to 8 percent of wireline lines, 11 million lines total, and have taken billions of minutes of traffic off the network. And of course there’s also VoIP providers, email, instant messaging, which likewise are displacing either lines or minutes.

So what’s the punch line? The punch line is that once we focus on facts, the facts show that this transaction will result in no harm to competition and will produce significant benefits that really aren’t disputed.

And with that I’ll turn it over to Jim to add the perspective from the MCI side of things.

JIM LEWIS: Thank you, Mike.

I think Tom and Mike captured well the points that the two companies made in their filings. Let me focus on a couple of specific areas, first the Enterprise market, second the Internet market, and I’ll also touch a bit on the mass market, because that’s been a focus for some of the other comments in the proceeding.

There’s no question that this transaction will bring to what is already the most competitive segment in the telecommunications business, the Enterprise market, a much stronger carrier, a carrier that has committed to invest in the MCI network with some very impressive specifics that will enable MCI to accelerate a strategy that we launched about a year ago that will make MCI the preeminent IP-centric provider to the Enterprise market.

Tom and Mike each talked about the changes in the market. I’ve been with MCI for a long time. I wrote the first, what we called at MCI, SCAs, Special Customer Arrangement, when I was actually a lawyer for MCI in the late 1980s when the Enterprise market essentially wanted voice and a little bit of data. Right now voice is just another application in the array of services and features that Enterprise customers want. They now want from us a set of complex solutions that are based upon the IP protocol – solutions that include such things as network management, network security, net conferencing services – very complex services – and the combination of Verizon and MCI will allow us to deliver those complex services to the Enterprise market much more quickly and will benefit those customers significantly.

I said earlier that it is the most competitive segment of the telecommunications business, and that’s the case. Mike went through a list of some of the providers who are competing with us, and we compete with those folks every single day on a national and on a global basis.

Let me turn to the Internet market. Some folks have raised concerns about the merger’s effect on the Internet. First of all, MCI is a significant provider of Internet backbone services, but to play on a theme that Tom and Mike both struck, our assets in the Internet space are totally complementary. We are an Internet backbone provider.

Verizon is a small Internet backbone provider but their presence in that market is not significant. Verizon is a very significant provider of broadband services to the customer premise, particularly in the residential space. MCI is not. The combination of Verizon’s broadband access and MCI’s backbone will bring significant customer benefits across our customer segments.

I said earlier that MCI is a significant backbone provider and I want to touch on a point that Mike alluded to. Some of you remember a few years ago when MCI had plans to merge with Sprint. There were concerns raised about the effect of the merger on Sprint’s Internet backbone and MCI’s Internet backbone. Since that happened, the Internet business has changed dramatically. New Internet backbone networks have sprung up. Other backbones that were in existence at the time have grown, so now five years later we’re sitting here, and as we say in our reply comment, the combination of the MCI and Verizon Internet backbone assets will produce the fourth-largest carrier in the United States with a share of under 10 percent of North American traffic – certainly not the kind of market presence that would justify some of the concerns that have been raised by the other commenters at the FCC.

Talking a little bit about our government business, we are a significant provider of services to the United States government, to state governments around the country, and to municipal governments. We provide service to such federal agencies as the Defense Department, the FAA, the FBI, and NOAA. This transaction will allow for significant additional investment in our network. It will allow us to enhance the kind of secure service offerings that government customers come to expect from MCI. We’re very excited about the possibility of teaming with Verizon in this segment.

MCI is one of the largest providers of secure Internet data, voice and managed services to the federal government as well as state and local governments with more than 1,000 contracts. Our NetSec unit, we just completed a transaction in which we acquired NetSec – N-E-T-S-E-C – provides managed security solutions to nine of the 16 federal executive agencies, including Homeland Defense, Treasury, the FAA. The combination of Verizon and MCI will allow MCI to accelerate bringing these services to this important customer segment and to maintain and increase the investment in the network.

Also important – to touch on a point that Mike raised – this segment has become significantly more competitive. It is now inhabited by not just the traditional telecommunications providers but by an array of folks, including some of the folks that Mike alluded to, by systems integrators, by people who are not your traditional telecommunications firms.

Some commenters have talked about the mass market and have alleged that the merger of MCI and Verizon represents a risk to consumers around the country. People who take that position are, I think, ignoring some very, very significant developments that transpired over the last few years. The fact is that MCI is not one of the most significant providers of residential telecom services going forward for the next several years. And why is that? Mike alluded to wireless providers. Several years ago AT&T Wireless introduced something called Digital One Rate. Digital One Rate was the first service that provided an all-you-can-eat package to residential providers including local and long distance. That service was rapidly followed by other wireless providers.

We saw the effect of those services hit our residential long-distance business very dramatically, almost instantaneously. And from that point on we started to see a decline in our mass-market business.

There were other significant developments. We don’t have to go into all the details, but the fact is with the entry of the wireless providers, in the way that I just described – the traditional stand-alone long-distance market ceased to exist in any meaningful way. With the entry of the Bell companies into long-distance, the customers’ desires, the customers’ needs to have a bundled package was further cemented. And last year, with some of the changes in the regulatory rules, the economics of providing residential service by companies such as MCI changed significantly.

So in the last few years we’ve seen the following trends: between 2003 and 2004 our, MCI’s, mass-market revenues shrunk by 20 percent. First quarter 2005 mass-market revenues are down 17.5 percent from the same period last year. Our stand-alone long-distance consumer lines are down more than 65 percent since January of 2003.

Now, does this represent a tragedy to consumers? It really doesn’t because there is a whole new array of companies that come in and have made the consumer market extremely competitive. Mike talked about the cable firms. You know, we’re not just talking about the Vonages of the world, although I do not want to gainsay the contribution that those companies make to the competitive marketplace in the residential sector, but we’re talking about companies like cable companies, who, with the perfection – if I could use that word – of the VoIP technology, are going after residential voice telephony in an increasingly aggressive way, and Verizon is feeling it much more significantly in its service area than other local exchange carriers are.

So, intermodal competition, which Michael Powell saw in his vision several years ago, it has become – is rapidly becoming a reality. So consumers will have many, many choices from which to choose, including Verizon.

In closing, let me just say that the merger is a merger of companies with complementary assets, not overlapping assets. It will enable MCI to accelerate the rollout of its next-generation IP-based services to the Enterprise market, and in so doing it will benefit all of MCI’s stakeholders, our shareholders, our customers and our employees.

MR. TAUKE: Thank you, Jim. I guess in summary, what we are asking the FCC to do is this: look at the market the way it is, not the way it was. Some of our competitors and commenters want the FCC to look backward rather than to look at the market the way it is today and the way it will be in the future. When you look at the market the way it is, as Mike and Jim have pointed out, in the Enterprise market the combined entity will have 16 to 22 percent market share. In the Internet space, Internet backbone space, the company has a combined market share – the combined entity has a market share of less than 10 percent.

Where we have overlapping facilities – there are 39 geographic areas that have overlapping facilities. In those 39 areas we have an average of six other players who have fiber facilities and only one of the 39 where Verizon and MCI, in one central office, are the only providers of fiber facilities, and that’s in the home of Southern Illinois University, Carbondale, Illinois.

As a result of that, we believe that the arguments that have been offered by some of those who have challenged the transaction are based in the past and not looking at the way the market is today, and at the same time they have not addressed the positive benefits of this transaction. The benefits are these: we will invest in a critical infrastructure. As a result, we will be able to bring next-generation services to nationwide markets. We believe that this transaction, instead of diminishing competition, actually creates more competition in the Enterprise market where we will be fighting for a greater market share against the dominant provider, and in the Internet market space, we will be fighting for more market share against three other providers. So when you look at the benefits from the customer perspective and look at the benefits from a competitive perspective, the transaction, we believe, is clearly in the public interest.

With that let’s open it up for any questions or comments. Yes?

Q: I’m on page 58, talking about Verizon offering stand-alone DSL service, and it says that the – argument is that Verizon should be offering that is moot because Verizon’s stand-alone DSL offering is generally available in all of the Verizon service territories, although it says a broader stand-alone will be available.

Now what – what exactly is Verizon offering in that product right now, and how did that come about?

MR. GLOVER: In terms of what we’re doing today and the issues we have talked about with you folks in the past, we have been trying to get a stand-alone DSL product into the market for some time, and have been working on the systems fixes necessary to do that. The first step of that process was to roll out a product that allows existing customers to essentially turn off their telephone service, maintain the DSL service and move their voice service to another provider – either a VOIP provider, a cable provider, or a wireless provider. That’s the service that we’re offering today. We’re offering that both in the former Bell Atlantic service area and in the former GTE service area. That latter part is new, I think, since we last talked with you folks.

In terms of rolling out broader capabilities, we are also working through systems fixes to offer a stand-alone DSL under additional circumstances. For example, for some of the new customers signing up for the service today, they can’t sign up just for DSL. We haven’t yet gotten the system fix in place to do that; we expect to have that this summer.

Q: What’s the timeline for a nationwide – for aligning all of Verizon’s service territory to the same offering?

MR.GLOVER : We’re going to try to do as much or all at once, but I can’t tell you that that’s the way it’s going to happen. We’re still working through the details of that.

Q: And when did you complete the first part of this… to turn off the voice and –

MR. GLOVER: When did we complete it?

Q: Right.

MR. GLOVER: Yeah, it was this spring – (cross talk, inaudible). I don’t remember which month it was, but yeah.

MR.TAUKE: Yeah, we hade previously announced — the last time we had a session in this room, and I don’t recall if you were there, but we at that point said we were doing it in the Bell Atlantic region. A couple of weeks later, we did it in the GTE territory.

MR.GLOVER : Correct.

Q: Okay.

MR. TAUKE : And so it became available on a nationwide basis.

Q: Tom, you seem pretty confident about approval of this merger. Do you expect that there will be some conditions that will be imposed? If so, what might they be?

MR. TAUKE: We do not, frankly, expect conditions at the federal level. The Department of Justice, we believe, has had a practice of trying to look at these transactions as a whole. Because of the amount of competition in the various markets that the Justice Department might look at, we believe that this is a transaction which merits approval as is, without any conditions from the Department of Justice.

I think the FCC is also attempting to look at transactions and make a decision up or down without imposing conditions, and again, given the nature of this transaction, we don’t think that conditions are justified or warranted, and frankly I don’t expect any at the federal level.

When you get to the states, sometimes there’s a little bit different mix in every state, and for example, as many of you know, California has a unique statute, some of the other states have statutes which affect the authority of the commission or dictate how the commission must approach these issues, and so I think that in some of the states there may be a requirement or conditions that would be attached to the approval, but I couldn’t at this juncture speculate exactly what they are except where you will have statutory requirements, as we have in California.

Q: What are those about?

MR. TAUKE: In California – and somebody else can supplement this – the requirement essentially says that half of the synergies or savings from the transaction must be returned in some way to the consumers of the state.

MR. LEWIS: This is Jim Lewis speaking, and the way that works in practice is that the synergies that are allocable to jurisdictional services are what’s in play here, and I’ll explain what that means in a moment.

The California commission will only require sharing of 50 percent of the synergies that are attributable, in our case, to Verizon’s traditional local exchange carrier services; not to long-distance services, not to what they don’t regulate in terms of rate regulation. There’s an array of services that are more loosely regulated that are provided by Verizon. Savings allocable to those services are not required to be shared.

Q: What kind of dollar figure are we talking about?

MR.TAUKE: We aren’t planning to give guidance to the California commission on that issue at this juncture.

Q: As low as possible. (Laughter.)

MR. TAUKE: Yeah, I think that – you know, obviously we are going to work through the process with the – at the California commission but I think it would be presumptuous of us to attempt to at this point in time indicate to the California commission what we think the right answer is to the question as to if that is where we plan to (inaudible) … what the transfer requirements are in California. They are going to work through that and we will work with them throughout that process.

Q: You don’t think that even in that Carbondale exchange there would be some look at the federal level for divesting yourself … (inaudible, background noise, laughter).

(Cross talk.)

MR.TAUKE: I don’t know.

MR. : I can’t say that I’ve been to a – (inaudible, chuckles).

MR. TAUKE: Listen, we aren’t certain exactly how the Department of Justice will look at all aspects of this transaction but I don’t think that the Department of Justice wants to be in the business of looking at every individual market such as Carbondale and prescribing a solution to that – to the situation in Carbondale, Illinois. I mean, the fact of life is, is that when you look at this Enterprise market, which is a nationwide market for the most part, it is a highly competitive market.

And although we didn’t say this today, I think that the fact of life is, is that these Enterprise customers drive the market – not the carriers – because there are a lot of players who want to serve this market. So we have – I was just looking at some of the recent contracts that have been out – one of them just – there are a lot of them but the Cisco Systems, for example, just took on British Airways to 14,000 offices around the country where they are providing the services – not your traditional carrier Cisco System. What struck me here that what is it – in this project they sold their five millionth – five millionth Internet protocol telephone – Cisco did.

This I think – Mike cited some of them – Cisco just got Merrill-Lynch contracted. Merrill-Lynch – you have Lockheed-Martin that is getting contracts – EDS – The Harris Corporation. I mean, you just go down the list of integrators. I think Mike may have referred to the Justice Department where they are trying to deploy an integrated wireless network infrastructure and Motorola, Boeing, AT&T, Lockheed Martin, and General Dynamics, that are going after the DOJ contract.

You just have a lot of players in this marketplace and the fact is when these big customers put out a request for a proposal or bid they get a variety of players coming in; they drive the market, not the carriers.

Q: Tom, just following up on that, with all due respect, I thought DOJ absolutely looked at very specific narrow markets such as Carbondale, Illinois. I mean, they certainly did that in the wireless merger and made them divest at a county level of spectrum. I mean, what is different from your point …

MR. TAUKE: Well, spectrum is something of limited supply and so I think that you have so much spectrum in the marketplace and they do look at whether or not there is an ability of another carrier or other carriers to come into that marketplace and compete because of the spectrum that one carrier or a combined carrier might have. So when you have spectrum, which is in limited supply, that’s one issue, but where you have no limitation on the ability of other players to come into the market, that is quite a different issue.

And in the Enterprise market in the wireline space, there is no limitation on any other player coming in, and that I think is the critical difference that would cause the Department of Justice to look at this, not on just a market-by-market basis because there is no natural limitation for a new player coming into the market, but we would look at it instead on what’s generally happening in this segment of the market.

MR.GLOVER : That is true and just one extra point – that is, in the past, when regulators have looked at transactions involving the Enterprise market, whether the DOJ, the FCC or somebody else – they have looked at it on a nationwide basis because you’re right, they defined geographic market for Enterprise customers; the way they have defined it is as a nationwide market and as a market that shouldn’t be segregated into little slices. So while they may go about the process of defining the market, we think the right way to look at it is on a nationwide basis and competition in the nation, as a whole, there’s significant competition.

Q: Following up on that, Qwest has made the argument based on their attempt to acquire a region that they would have to make – that they were told they would have to make significant divestures. What do you see different in your deal having reviewed what Qwest has said to lead you to believe otherwise.

MR. TAUKE: What year was the Qwest – (inaudible)?

Q: A couple of years ago I believe.

MR. TAUKE: Yeah, it was several years ago; the world has changed – (chuckles).

Q: 2003 I believe to – (inaudible).

MR. TAUKE: Well, I think the big factor is, is that the dynamics of the marketplace has changed dramatically since that time.

MR. GLOVER: The other piece of it was that Qwest was asking DOJ to sign off on a bid in advance without doing the competition review. They didn’t go through the process of providing the materials to DOJ that they would need to reach a conclusion. So in order to avoid having to go through the process, Qwest said, “Here is what we’ll do, but we reserve the right to come back to you after the fact and go through the competition review so we don’t have to do this.” So they didn’t really have to reach a conclusion. The process was very different and as Tom says the time context was different and, you know, it may also be that the – for the states where Qwest operates – they face less competition than those places where MCI and we operate. We do, for better or for worse, have some of the most competitive markets in the country.

Q: Are you concerned at all that the vacancy that you have paved – (inaudible) – anything as the two-two split on – the FCC will delay or result in a less favorable outcome for the deal?

MR. TAUKE: The merits of the transactions stand on their own regardless of the personalities involved, but because we think that the merits of the transaction are strong I would have to say that we think that regardless of who may be sitting in the chairs at the moment that it’s likely that this transaction will be approved. Having said that, we obviously have been watching what is happening with the confirmations. Yesterday’s news would suggest that maybe there will be some players put in the various slots in a timely way and that certainly would help people with the process. So we would like a full complement of commissioners at the FCC and we would like to have the Justice Department Anti-Trust division slot filled, but we don’t – we’re kind of agnostic on who fills the slots.

MR. FISH: Let us see if there is anyone on the phone who may have a question?

OPERATOR: Thank you. The floor is now open for questions. If you have a question please press star 1 on your touchtone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your question that you pick up your handsets to provide optimum sound quality. Once again, that is star 1 on your touchtone phones if you do have a question at this time.

Q: I will fill the gap here. Could you maybe address the concerns that were raised by people who – by companies that actually buy the special access services from Verizon who worried about prices. They express — I don’t think have yet – maybe they filed already in this case, but I don’t think they’ve yet. Maybe they’ve filed already in this case. But how do you respond to those concerns about prices and rate of returns skyrocketing.

MR. TAUKE : First, it’s fair to say that we don’t have any named customer who has filed anything in our transaction. And so as a result, there isn’t anything specific to respond to.

The second observation I’d make is that we have been communicating with our own customers, and we have had generally very favorable response — both MCI has had and Verizon has had – to the transaction.

And third, we do have a lot of players who periodically use whatever means is available to try to bring down special access prices. And Suzanne, you may want to offer any commentary on that issue. But I see them as this is just another – you know, they’re weighing in another proceeding to see if they can achieve something in the special access pricing area.

MS. GUYER: There’s a proceeding going on at the FCC. We think these issues are more appropriately addressed there. But we were using contract pricing authority under the FCC and engaging with our customers, and we believe that greater flexibility in pricing is probably warranted. And that’s the way that we ought to be working with our customers.

MR. : Operator, are there any questions from the phone?

OPERATOR: There appear to be no audio questions at this time.

MR. : Okay. Thanks.

Q: If you lose your battle to win a statewide video franchise down in Texas, do you change your strategy about how you go about obtaining franchises?

MR. TAUKE: Well, the strategy is set, and I don’t foresee any change in the foreseeable future. The strategy is at the local level, we’re seeking franchising. At the state level, we are seeking statewide franchises. On the federal level, we’re going to seek the authority to deploy networks without – or deploy facilities and services without getting a second franchise. We already have the right to deploy the network with the franchise authority we have from the states. And we want the Congress to make it clear that if you have the ability to deploy the networks, that you don’t need an additional franchise in order to put services over those networks.

So we’re going to continue to pursue that three-part strategy. Obviously, we are not going to succeed in every forum on all of our initiatives. But whether – we’ve already passed the House in Texas. That gives us encouragement that we have a strong case. We only have one week left in the legislative session in Texas. Whether or not we will be able to get it done within the time frame remains to be seen. That if we win, obviously it’ll be a great step forward. If we don’t make it in Texas, I don’t think it will be because we have lost the argument or lost the vote. It will simply be that time was not sufficient to complete the process.

Q: Would it hurt your ability to win statewide franchises in other states if you win in Texas?

MR. : I don’t – I don’t think so. I mean, we’ve tried. We’ve tried three states this year. We’ve tried in Virginia, and it was a similar situation to Texas. They had a 60 day session here in Virginia, and we ran out of time. And the cable companies fought it every step of the way. And as you know, it’s sometimes easier to stop legislation than to pass it.

Similarly in Texas, it’s the real battle in Texas. The cable companies are doing everything they can to hold it. Again, as in Virginia, we’ve made good progress. Whether we can get to the finish line within the limited time frame remains to be seen. We hope to be successful in New Jersey, but, again, you are dealing with the legislative processes that have their challenges and limitations.

But this is not a – this is not a short-term effort. This is a long-term effort. We’re going to be in the video business. We’re committing to be in that business. We’re going to do what we need to do from a public policy perspective to have the authority to deploy the facilities. The only question is – I should say, not to deploy the facilities, to offer the services. The only question is, are consumers going to get it sooner or are they going to have to wait later in order to get the new services and the choice in the video marketplace.

Q: Since some one has broken the ice on non-merger questions –

[Laughter.]

MR. : Not now. Now, David, is going to get really nervous.

[Laughter.]

Go ahead.

Q: Okay. On the FCC’s E911 decision last week, how do you see your chances for being able – for your own…

[Confusion of voices.]

Q: — service out of region where – you are offering it out-of-region, aren’t you?

MR. TAUKE: Yes.

Q: How do you see your chances to handle the prospective deadline?

MR. TAUKE: Do you want to comment? Did you want to — ?

MS. GUYER: Well, as you know, we’ve worked through a solution in New York where we’re going to be using a third party Intrado. That’s a solution that works for New York and can work in other places. I think the key to being able to provide E911 anywhere is to have this cooperative effort. And I think that’s the real key, and we’re really trying to – we’re setting up to this and working with the providers, the network providers and the third parties. So I think that the first thing that has to happen is everybody working together to solve this.

MR TAUKE: And we’re committed to getting it done, bottom line.

MR. FISH: The final question, if we can.

Q: To get back to the merger for a moment. I was just looking through this. It mentions at one point Verizon was really competing better against MCI on the large Enterprise contracts. I remember a few years ago Ivan saying that he didn’t need to buy AT&T; he was just going to go out there and get their customers a lot cheaper. You see the argument here. That would have been very ineffective essentially trying in this market; therefore we have to buy MCI. Is that a fair assessment? Have you found it much more difficult than you expected to go after those kind of contracts? Is that why you’re not competing as a prime bidder on these large enterprise contracts. With AT&T, are you not competing a lot with them on major enterprise contracts?

MR. TAUKE: You have to build the capability in order to be able to compete. We’re in the process of trying to build some capability in this marketplace. But we acknowledged from the beginning that this was going to take time to do that. And when the opportunity presented itself to be able to enter into that marketplace more quickly through this transaction, we, I think, saw that this was something that was consistent with our long-term plan of entering that marketplace and therefore acted on this transaction.

The objective has been to move into the Enterprise marketplace…I’m sorry.

ERIC RABE: I was just saying Ivan was very specifically referring to this finer question about residential customers, residential long-distance customers.

MR. TAUKE: But I think we’ve also said we – you know, we didn’t feel it was necessary to buy in order to enter the marketplace; you could build your way into the marketplace. But it certainly was going to take a lot longer.

Q: And with AT&T, you’re competing right now even more with them than you did with – than you’re doing with MCI on major enterprise contracts?

MR. TAUKE: On major enterprise contracts, I think it’s fair to say that we have – in many cases, we don’t have the ability to meet the needs of that customer. And so some of that capability is what we are securing through this transaction. And if so, AT&T has been the dominant player in that marketplace. MCI has been the second player in that marketplace, and we’ve been kind of way down the list. But we’ve been gradually increasing a little bit, as we increase our capability to provide services.

But, remember – let’s see, how long ago was it when we finished the long-distance entry process? It was a year and a quarter? A year and three months ago, or something? We couldn’t do a lot in the enterprise marketplace till we had completed the long distance entry process. And when we got the final state, then we could begin to offer services on a nationwide basis. And so we haven’t been at this a long time yet. Well, I should say we’ve been at it a while, but with one hand tied behind our back. We’ve haven’t been so free to effectively compete in this marketplace for that long a time. And so we’ve been trying and we’ve been building, but this will get us there much quicker.

Q: To follow up with just one more thing on that. There was a speech, or a talk that Ivan gave at the – I think CTF? – you might remember that a few years ago.

(Affirmation)

Q: He said something to the effect – he was talking about mergers and how – he was talking about GTE and said that that worked fairly well, integration, the companies were somewhat similar in their cultures. But he actually pointed to WorldCom as being problematic because of the various acquisitions that they did where there were disparate companies. He seemed to suggest that some mergers will work much more effectively with companies with similar cultures, and where that’s not the case, it will be much more difficult.

Do you see any problem like that arising with trying to integrate MCI?

MR. TAUKE: No. MCI has been, I think, effectively – how shall I put this? – dispelled the WorldCom culture. And it is a company that has an entrepreneurial culture, which we hope will be adopted within Verizon as we move into this very competitive space. And so I don’t think that there is – I don’t think there will be any significant cultural challenges with the integration.

MR. GLOVER: We’ve really enjoyed working with our MCI colleagues.

MR. LEWIS: In addition to cultural, I would not recommend this to anyone. But we have been through a Chapter 11 reorganization, and our business is simplified compared to when Ivan made that comment.

Q: Nobody hears a lot of talk about integration of various networks you’ve acquired. I mean, are you very far along and sort of in that process?

MR. LEWIS: I would say that process has begun. I’m not going to characterize it as far along. But you know, Michael Capellas’s expertise is in systems. And one of his principal focuses is to make sure that we improve in that area.

Q: I have a question for you. But regarding your video business, as you know, Senator Stevens has been urging the cable industry to adopt family friendly tiers. You’re rolling out a big video service that can compete with cable. Will you have a family-friendly tier on that service?

MR. TAUKE: We are going to have family-friendly capability. Whether that turns out to be a tier or whether that is technology for blocking, or exactly how the service will be structured remains to be seen. We have not yet begun to offer the service on a commercial basis. But we are aware of the desire of many people to have a service which is friendly to the family. And so I think we will try to provide that capability in our service.

Q: But is it going to be an actual tier of programming, or is it not going to meet the definition of a tier that Senator Stevens. . . .

MR.TAUKE: I’d say we are still examining the options.

Q: Are you leaning one way or the other?

[Laughter.]

MR. FISH: Thanks everybody.

MR.TAUKE: Good try.

MR. FISH: Thank you all.

[END OF TELECONFERENCE.]

Internet Backbone Traffic Shares

30%

25%

20%

15%

10%

5%

0%

Impact: Mergers will not

change rankings of the top

four providers

AT & T / SBC

MCI / VZ

AT&T

Co. B

Co. C

MCI

Co. E

SBC

Co. F

Co. G

Verizon

Current

Post-mergers

Sources: RHK; Verizon / MCI Kende Reply Declaration;

AT&T and SBC data from SBC/AT&T Schwartz Declaration, Table 2

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.